UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Terran Orbital Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88105P103

(CUSIP Number)

Marc H. Bell

6800 Broken Sound Parkway, Suite 200

Boca Raton, Florida 33487

(561) 988-1704

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88105P103	Schedule 13D
1	NAME OF REPORTING PERSON Marc H. Bell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

This Amendment No. 1 (“Amendment No. 1”) relates to the Statement of Beneficial Ownership on Schedule 13D filed by Marc H. Bell (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on April 5, 2022, (as amended by this Amendment No. 1, the “Schedule 13D”). This Amendment No. 1 is being filed to report that the Reporting Person is no longer a beneficial owner of more than 5% of the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Terran Orbital Corporation (“Terran”). The filing of this Amendment No. 1 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Person.

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

On October 30, 2024 (the “Effective Date”), Terran completed its previously announced merger pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 15, 2024, by and among Terran, Lockheed Martin Corporation, a Maryland corporation (“Parent”), and Tholian Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub merged with and into Terran (the “Merger”), with Terran continuing as the surviving corporation and a wholly owned subsidiary of Parent. In connection with the Merger, each share of Common Stock was converted into the right to receive $0.25 in cash, without interest (the “Merger Consideration”) and each restricted stock unit with respect to the Common Stock (the “Company RSUs”) automatically became fully vested and was cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the total number of shares of Common Stock underlying such Company RSU multiplied by (ii) the Merger Consideration.

In connection with the Merger and pursuant to the Merger Agreement, (i) 12,891,068 shares of Common Stock and (ii) 2,919,000 Company RSUs held by the Reporting Person were converted into the right to receive the Merger Consideration.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) and (e) of the Schedule 13D is hereby amended to add the following information for updating:

a)
As of the Effective Date, the Reporting Person may have been deemed to have beneficial ownership of 0 shares of Common Stock.
b)
As of the Effective Date, the Reporting Person may have been deemed to share the power to vote and direct the disposition of 0 shares of Common Stock, which represented beneficial ownership of 0% of the shares of Common Stock.
c)
The disclosure in Item 4 is incorporated herein by reference. Except as disclosed in this Schedule 13D, there have been no transactions in the Common Stock by the Reporting Person within the past 60 days.
e)
As of the date of this Amendment No. 1, as a result of the Merger, the Reporting Person is not a beneficial owner of more than five percent of the Common Stock. Accordingly, the filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2024

Marc H. Bell

By:	/s/ Marc H. Bell
Marc H. Bell